Exhibit 99.3

ASX ANNOUNCEMENT

April 13, 2011

Genetic Technologies Successfully Concludes First Assertion Suit

In compliance with ASX Continuing Disclosure Rules, Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to report that it has now concluded the first assertion suit it instituted in the U.S. District Court, Western District of Wisconsin against 9 U.S. companies in February 2010 (GTG announcement February 16, 2010).

“We are very pleased to report the culmination of GTG’s first assertion suit filed in conjunction with U.S. law firm Sheridan Ross P.C., and the results speak for themselves with the Company securing over $14.5M in licensing revenue since the filing of the first assertion suit in February 2010. Formalising the assertion program through this approach has worked very well, delivering both assertion derived revenues as well as enabling our in-house efforts of pursuing new licenses to be optimally effective.” commented Dr Paul MacLeman, GTG’s Chief Executive Officer.  “This has provided the Company with further momentum to regularise the dealings of other similar companies within the U.S. and further afield.”  “The formalised IP monetization approach reflected in the first assertion suit has proved to be very predictable and continues to be an excellent source of non-dilutive funding for the Company, enabling expansion of our cancer management strategy and product suite. The first of these expansion tasks will be the imminent US launch of our BREVAGen™ breast cancer risk test.”

The data and systems are now in place for GTG and Sheridan Ross to continue to, and indeed expand this intellectual property assertion program.  The Company expects to be in a position to update the Market on these efforts in due course.

ENDS

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognising important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its three-pronged business strategy includes: 1) the global commercialisation of its patents through an active licensing program; 2) the expansion of its dominant commercial genetic testing business with a focus on oncology and cancer management; and, 3) the commercialisation of its various research and development projects aimed at generating further intellectual property of potentially global commercial significance.  For more information, please visit www.gtglabs.com.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Paul D R MacLeman

Chief Executive Officer - Genetic Technologies Limited                Phone: +61 3 8412 7000